EXHIBIT 21

ECHOSTAR CORPORATION AND SUBSIDIARIES

LIST OF SUBSIDIARIES

As of December 31, 2019

Legal Entity	State or Country of Incorporation
Hughes Satellite Systems Corporation	Colorado
Hughes Communications, Inc.	Delaware
Hughes Network Systems, LLC	Delaware
Hughes Systique Corporation (1)	Delaware
HNS Participacoes e Empreendimentos, S.A.	Brazil
HNS Americas Comunicacoes, Ltda	Brazil
Hughes Telecommunicacoes do Brasil, Ltda	Brazil
Hughes Communications India Private Ltd	India
EchoStar Operating L.L.C.	Colorado
EchoStar Corporation	Nevada
EchoStar Satellite Services L.L.C.	Delaware
EchoStar XXIV L.L.C.	Colorado
EchoStar Mexico Holdings Corporation	Colorado
EchoStar Real Estate Corporation IV	Colorado
EchoStar Orbital L.L.C.	Colorado
Sawatch Limited	United Kingdom
EchoStar Mobile Limited	Ireland

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(1) Hughes Systique Corporation is not a legal subsidiary of EchoStar Corporation as we own only approximately 43%.